POINT CENTER MORTGAGE FUND I, LLC
                       30900 RANCHO VIEJO ROAD, SUITE 100
                      SAN JUAN CAPISTRANO, CALIFORNIA 92675
                                 (949) 661-7070

                                February 1, 2006

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      Point Center Mortgage Fund I, LLC --
                  Registration Statement on Form S-11--
                  Registration No. 333-118871
                  ---------------------------------------------


Ladies and Gentlemen:


         Point Center Mortgage Fund I, LLC (the "Registrant") hereby requests that the effective date of its Registration Statement on Form S-11, Registration No. 333-118871 (the "Registration Statement"), be accelerated and that the Registration Statement be declared effective on February 3, 2006, at 4:00 p.m. Washington, D.C. time or as soon thereafter as possible.

         No underwriter request will be filed because the offering contemplated by the Registration Statement is an issuer-offering.

                                Very truly yours,

                                POINT CENTER MORTGAGE FUND I, LLC

                                By: Point Center Financial, Inc.,
                                    Manager


                                By /s/ Dan J. Harkey
                                   ----------------------------------------
                                   Dan J. Harkey,
                                   President and Chief Executive Officer